Name of Registrant:
Franklin Templeton Money Fund Trust

File No. 811-08962

Exhibit Item No. 77C Matter Submitted to a Vote of Security Holders

I. The Board of Trustees of Franklin Templeton Money Fund Trust
 (the "Trust"), on behalf of Franklin Templeton U.S. Government Money Fund (the "Fund"), a series of the Trust, called a Special Meeting of Shareholders of the Fund (the "Meeting"), and was held at the offices of Franklin Templeton Investments, One Franklin Parkway, San Mateo, California 94403-1906 on October 30, 2017, adjourned on December 15, 2017 and again on December 29, 2017 at 10:00 a.m., Pacific time.

During the Meeting, shareholders of the Fund voted on the following Proposals:

1.	To elect a Board of Trustees of the Trust.
2.	To approve an amended fundamental investment restriction regarding investments in commodities.

The results of the voting at the Special Shareholder Meeting are as follows:

Proposal 1.  The election of Board of Trustees for the Trust:





For	% Voted For	% For of Outstanding Shares
Withhold	% Voted Withhold	% Withhold of Outstanding
Shares
Harris J. Ashton	142,067,509	97.66%	59.90%	3,404,493	2.34%	1.44%
Terrence J. Checki	142,061,172	97.66%	59.90%	3,410,830	2.34%	1.44%
Mary C. Choksi	142,268,590	97.80%	59.98%	3,203,412	2.20%	1.35%
Edith E. Holiday	142,237,777	97.78%	59.97%	3,234,225	2.22%	1.36%
Gregory E. Johnson	142,102,792	97.68%	59.91%	3,369,210	2.32%	1.42%
Rupert H. Johnson, Jr.	142,241,805	97.78%	59.97%	3,230,197	2.22%	1.36%
J. Michael Luttig	142,295,027	97.82%	60.00%	3,176,975	2.18%	1.34%
Larry D. Thompson	142,184,876	97.74%	59.95%	3,287,126	2.26%	1.39%
John B. Wilson	142,126,070	97.70%	59.92%	3,345,932	2.30%	1.41%


Proposal 2. To approve an amended fundamental investment restriction regarding investments in commodities.



For	% Voted For	% For of Outstanding Shares
Against	% Voted Against	Abstain	% Voted Abstain	Broker Non-Vote	% Broker
 Non-Vote	Passed (Y or N)
102,480,501 70.45%	43.21%	4,696,029 3.23%	4,025,347 2.77%	34,270,126 23.56% Y